Wessex House, 4th Floor
45 Reid Street
Hamilton HM 12 Bermuda

441-278-9250
441-278-9255 fax

February 27, 2007

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C.  20549

Re:	Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 13, 2006
File No. 001-16209

Dear Mr. Rosenberg:

As discussed by telephone in February 2007 with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), we are responding to the additional comments of the Staff relating to the annual report on Form 10-K of Arch Capital Group Ltd. (the “Company”) for the fiscal year ended December 31, 2005.  These responses supplement information provided to the Staff on September 29, 2006, December 4, 2006 and February 20, 2007.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John D. Vollaro

John D. Vollaro
Executive Vice President, Chief
Financial Officer and Treasurer
cc: Dana Hartz

Please revise your proposed wording in your February 20, 2007 response to delete reference to the term “hypothetical” throughout the discussion.  If your sensitivity analysis is based on historical results, please clarify that fact and why you believe it is based on the reasonably likely impact that a change in your assumptions may have on your financial statements.

Pursuant to this comment, we have revised our disclosure regarding reserve development and the related sensitivity analysis as draft text that would be included in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2006 if we were to complete the filing today. In addition, in the Company’s “Simulation Results” disclosure, the impact of using the 90th percentile and 10th percentile simulation values on income before income taxes and per diluted share has been added.

For the years ended December 31, 2004 to 2006, on average, our insurance segment has reported approximately $16 million of estimated net favorable development in prior year Loss Reserves, or approximately 1.4% of average beginning Loss Reserves. Of such amount, approximately $19 million came from long-tail lines, or 4.1% of average beginning Loss Reserves, and $6 million from medium-tail lines, or 1.1% of beginning Loss Reserves, offset partially by adverse development on $9 million from short-tail lines, or 5% of average beginning Loss Reserves. The average adverse development on short-tail lines resulted from $31 million of adverse development recorded in 2006 on the 2005 catastrophic events. For the year ended December 31, 2006, estimated net favorable development in prior year Loss Reserves was $8 million, or 0.5% of beginning Loss Reserves. Such amount consisted of approximately $32 million from long-tail lines, or 4.5% of beginning Loss Reserves, and $20 million from medium-tail lines, or 2.5% of beginning Loss Reserves, partially offset by adverse development of $44 million from short-tail lines (which included $31 million of adverse development on the 2005 catastrophic events), or 14.2% of beginning Loss Reserves. For informational purposes, based on historical results, applying the 1.4% average estimated net favorable development in average beginning Loss Reserves for the years ended December 31, 2004 to 2006 to our insurance segment’s net Loss Reserves of $2.42 billion at December 31, 2006 would result in an increase in income before income taxes of approximately $33 million, or $0.43 per diluted share, and applying the 0.5% of estimated net favorable development in beginning Loss Reserves for the year ended December 31, 2006 to such Loss Reserves would result in an increase in income before income taxes of approximately $11 million, or $0.14 per diluted share. The amounts noted above are informational only and should not be considered projections of future events. Future favorable or adverse development in our insurance segment’s Loss Reserves is subject to numerous factors, and no assurances can be given that we will experience favorable development in our Loss Reserves or that our ultimate losses will not be significantly different than the amounts shown above, and such differences could directly and significantly impact earnings favorably or unfavorably in the period they are determined. Because of our insurance segment’s limited operating history, the sensitivity analysis above is one way to gauge the impact of changes in the assumptions in our reserving process. For another estimate of potential variability in our insurance segment’s Loss Reserves, see “—Simulation Results.” Refer to “Results of Operations” for a discussion on net favorable or adverse development of our insurance operations’ prior year Loss Reserves.

For the years ended December 31, 2004 to 2006, on average, our reinsurance segment has reported approximately $82 million of estimated net favorable development in prior year Loss Reserves, or 5.1% of average beginning Loss Reserves. Of such amount, approximately $66 million came from short-tail lines, or 10.6% of average beginning Loss Reserves, and $16 million came from medium-tail and long-tail lines, or 1.6% of average beginning Loss Reserves. For the year ended December 31, 2006, estimated net favorable development in prior year Loss Reserves was $69 million, or 3.1% of beginning Loss Reserves. Of such amount, approximately $37 million came from short-tail lines, or 5.3% of beginning Loss Reserves, and $32 million came from medium-tail and long-tail lines, or 1.6% of beginning Loss Reserves. The $69 million of estimated net favorable development during 2006 reflected approximately $38 million of adverse development on the 2005 catastrophic events, primarily in short-tail lines. For informational purposes, based on our reinsurance segment’s historical results, applying the 5.1% average estimated net favorable development in average beginning Loss Reserves for the years ended December 31, 2004 to 2006 to our reinsurance segment’s net Loss Reserves of $2.5 billion at December 31, 2006 would result in an increase in income before income taxes of approximately $126 million, or $1.66 per diluted share, while using the 3.1% of estimated net favorable development in beginning Loss Reserves for the year ended December 31, 2006 to such Loss Reserves would result in an increase in income before income taxes of approximately $77 million, or $1.01 per diluted share. The amounts noted above are informational only and should not be considered projections of future events. Future favorable or adverse development in our reinsurance segment’s Loss Reserves is subject to numerous factors, and no assurances can be given that we will experience favorable development in our Loss Reserves or that our ultimate losses will not be significantly different than the amounts shown above, and such differences could directly and significantly impact earnings favorably or unfavorably in the period they are determined. Because of our reinsurance segment’s limited operating history, the sensitivity analysis above is one way to gauge the impact of changes in the assumptions in our reserving process. For another estimate of potential variability in our reinsurance segment’s Loss Reserves, see “—Simulation Results.” Refer to “Results of Operations” for additional discussion on net favorable or adverse development of our reinsurance operations’ prior year Loss Reserves.

Please revise the disclosure to clarify why you had material favorable and unfavorable development for each period.

As noted in the above disclosures, additional discussion of net favorable or adverse development of our insurance and reinsurance operations’ prior year Loss Reserves will be included in the “Results of Operations” section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations.